

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

<u>Via E-mail</u>
John H. Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
15452 Cabrieto Road, Suite 204
Van Nuys, California 91406

> **Re: Stereo Vision Entertainment, Inc.**
> **Form 8-K**
> **Filed October 25, 2011**
> **File No. 000-28553**

Dear Mr. Honour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that on January 4, 2011, you acquired 100% of the equity interests of REZN8. Please provide us with your analysis for whether you were a shell company, as defined in Exchange Act Rule 12b-2, before your acquisition of REZN8. If you were a shell company prior your acquisition of REZN8, then please also provide us with your analysis for whether you ceased to be a shell company after such acquisition. Please note that Form 8-K, in particular Items 2.01(f), 5.06 and 9.01, requires certain disclosure when, as the result of an acquisition of assets, a shell company ceases to be a shell company. If applicable, please amend your Form 8-K to comply with the requirements of the form, including the aforementioned items.

2. We note that you are subject to the reporting requirement of Exchange Act Section 13 and that you have not filed a Form 10-Q since the Form 10-Q for your fiscal quarter ended March 31, 2010 and that you have not filed a Form 10-K since the Form 10-K for

your fiscal year ended June 30, 2009. Please tell us why you are not current in your periodic reports and your intentions with respect to the filing of future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director